March 13, 2025

Rhonda Wong
Director and Chief Executive Officer
Ohmyhome Limited
11 Lorong 3 Toa Payoh
Block B, #04-16/21, Jackson Square
Singapore 319579

       Re: Ohmyhome Limited
           Registration Statement on Form F-3
           Filed March 7, 2025
           File No. 333-285637
Dear Rhonda Wong:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Isabel Rivera at 202-551-3518 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction